UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE HAIN FOOD GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   405219 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Irwin D. Simon
                            The Hain Food Group, Inc.
                         50 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
                                 (516) 237-6200

                                    Copy to:
                                  Roger Meltzer
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications

                                December 8, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                          Page 2 of 6 Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Irwin D. Simon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

7.       SOLE VOTING POWER

                  1,869,378

8.       SHARED VOTING POWER

                  0

9.       SOLE DISPOSITIVE POWER

                  1,869,378

10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,869,378

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                      / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.8%

14.      TYPE OF REPORTING PERSON*

                  IN

     This Amendment No. 1 amends and supplements the Schedule 13D ("Schedule 13D") filed by Irwin D. Simon with respect to the common stock, par value $.01 per share, of The Hain Food Group, Inc., a Delaware corporation.

ITEM 1.  Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of The Hain Food Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 50 Charles Lindbergh Boulevard, Uniondale, New York 11553.

ITEM 5.  Interest in Securities of the Issuer

     Item 5(a) is amended by adding the following:

          "On June 30, 1997, Mr. Simon was granted 145,000 options to purchase Common Stock at a purchase price of $4.8125 per share under the Company's 1994 Long Term Incentive and Stock Award Plan (the "1994 Plan") in a transaction exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. Of such options, 125,000 were conditionally granted subject to stockholder approval of an amendment to the 1994 Plan which was received at a stockholders' meeting held on December 9, 1997.

          On October 27, 1997, Mr. Simon purchased 15,000 shares of Common Stock from the Company at a purchase price of $2.75 per share in a private transaction approved by the Company's Board of Directors and exempt from
     Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 promulgated thereunder.

          On December 3, 1997, Mr. Simon sold 125,000 shares of the Company's Common Stock in an underwritten public offering pursuant to a registration statement (file no. 333-38939) filed with the Securities and Exchange Commission on October 28, 1997 and declared effective on December 2, 1997. Mr. Simon received $8.50 per share as proceeds from the sale of such shares.



                               Page 3 of 6 Pages

          On May 18, 1998, Mr. Simon sold 25,000 shares of Common Stock at a sale price of $21.50 per share in a transaction affected in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

          On November 12, 1998, Mr. Simon invested 50,000 shares of Common Stock at an investment value of $20.13 per share in exchange for partnership units in Greene Street 1998 Exchange Fund, L.P., a fund established to provide portfolio diversification and professional investment management to executives and significant stockholders of major corporations.

          On November 30, 1998, Mr. Simon sold 8,000 shares of Common Stock at a sale price of $20.3594 per share in a transaction affected in accordance with Rule 144 under the Securities Act.

          On December 1, 1998, Mr. Simon sold 4,000 shares of Common Stock at a sale price of $19.09375 per share in a transaction affected in accordance with Rule 144 under the Securities Act.

          On December 8, 1998, Mr. Simon received options under the 1994 Plan to purchase 400,000 shares of the Common Stock at an exercise price of $17.625 per share in a transaction exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder."

     Items 5(b)-5(d) are deleted in their entirety and replaced with the following:

          "(b) Mr. Simon has sole power to vote and to dispose of the number of shares set forth on the cover page of this Schedule 13D.

          (c) Mr. Simon has not effected any other transactions in the Common Stock within the past 60 days.

          (d) No person other than Mr. Simon has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule."


                               Page 4 of 6 Pages

ITEM 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer

          Item 6 is amended by adding the following:

          "1994 Long Term Incentive and Stock Award Plan

     The Company's 1994 Plan, as amended, provides for the granting of an aggregate of 2,400,000 shares of Common Stock of the Company to key employees."












                               Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 8, 1998


                                   By: /s/ Irwin D. Simon
                                       ---------------------------
                                       Name:  Irwin D. Simon









                               Page 6 of 6 Pages